UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.
(Name of Subject Company)
________________
TALL BRIDGE, INC.
SHIONOGI & CO., LTD.
(Names of Filing Persons — Offeror)
Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)
________________

808627103
(CUSIP Number of Class of Securities)

Noriyuki Kishida
Manager, Corporate Communications Department
Shionogi & Co., Ltd.
1-8 Doshomachi 3-chome
Chuo-ku, Osaka, 541-0045, Japan
Telephone: +81 6 6202-2161
(Name, Address and Telephone Number of Person Authorized to Receive Notices
and Communications on Behalf of Filing Persons)
________________

Copies to:

Theodore A. Paradise, Esq.
Michael Davis, Esq.
Davis Polk & Wardwell
450 Lexington Avenue
New York, New York 10017
Telephone: (212) 450-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
Not applicable	Not applicable

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before commencement of a tender offer.

☐
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date Filed:	Not applicable.

☑	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☑	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

THE FOLLOWING PRESS RELEASE WAS ISSUED ON SEPTEMBER 1, 2008

SHIONOGI & CO., LTD. TO ACQUIRE SCIELE PHARMA, INC.
———————————
Significantly Increases Shionogi’s Presence in the United States

OSAKA, JAPAN AND ATLANTA, GA, USA (September 1, 2008) — Shionogi & Co., Ltd. and Sciele Pharma, Inc.(NASDAQ:SCRX) today announced that they have entered into a definitive agreement under which Shionogi & Co., Ltd. will acquire Sciele Pharma, Inc.

Under the terms of agreement and pursuant to a tender offer, Shionogi will acquire all the outstanding shares of Sciele’s common stock at a price of $31 per share, for a total equity purchase price of approximately $1.1 billion.  Upon completion of the acquisition, Sciele will become a wholly-owned subsidiary of Shionogi and will continue operations in Atlanta, GA, USA as a standalone business unit.  The Board of Directors of Shionogi and Sciele have approved this transaction.  This acquisition is subject to clearance under the Hart-Scott-Rodino Antitrust Improvement Act and other customary conditions.

This acquisition of Sciele provides Shionogi with an immediate expansion in the U.S. market, significantly increasing Shionogi’s commercial presence and product pipeline in the United States.  This transaction will not result in any reduction of Sciele employees.

Dr. Isao Teshirogi, President & Representative Director, Shionogi, said, “Sciele has a well-established sales and marketing team with a proven track record in the United States.  Sciele also has expertise in several other key areas, including clinical, regulatory and business development.  This acquisition will give us a strong platform in the United States to launch products that are currently in the Shionogi and Sciele pipelines.  Our therapeutic areas complement each other and broaden our product portfolio and R&D pipeline.  This transaction is expected to generate additional growth for Shionogi in the near-term and long-term.”

Mr. Patrick Fourteau, Chief Executive Officer of Sciele, said, “Sciele will be a stronger company as part of Shionogi, which is one of the leading pharmaceutical companies in Japan, with an extensive product pipeline.  Shionogi will rely on Sciele to continue to operate on the business platform that has made our company successful: Speed of Execution, an Entrepreneurial Spirit, Innovation, Simplicity, and Teamwork.  The Sciele management team will remain in place, and we look forward to contributing to the continued growth and profitability of Shionogi in the United States.”

Financial
There is no financing condition to the tender offer or subsequent merger.

Shionogi expects that the acquisition will enhance Shionogi’s earnings starting in the fiscal year ending March 2010.

Transaction Terms
The acquisition is structured as an all cash tender offer for all of the outstanding shares of Sciele common stock, followed by a merger in which the remaining shares would be converted into the right to receive the same $31 cash per share price paid in the tender offer.

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Shionogi & Co., Ltd. to Acquire Sciele Pharma, Inc.

September 1, 2008

The transaction is subject to the tender of a majority of Sciele common stock on a fully diluted basis on the date of purchase as well as other customary closing conditions, including expiration of the applicable waiting period under Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the antitrust laws of applicable foreign jurisdictions.  The transaction is expected to close in the fourth quarter of 2008.

To effect the transaction, Shionogi will establish a wholly-owned subsidiary known as Tall Bridge, Inc.  In the merger that follows completion of the tender offer, this subsidiary will be merged with and into Sciele, and the surviving entity, Sciele Pharma, Inc., will be an indirect wholly-owned subsidiary of Shionogi.

Goldman Sachs served as financial advisors to Shionogi and UBS Investment Bank served as financial advisors to Sciele.

Davis Polk & Wardwell served as legal advisors to Shionogi and Paul, Hastings, Janofsky & Walker LLP served as legal advisors to Sciele Pharma, Inc.

Shionogi Press Conference Information
Shionogi will host a press conference in Tokyo, Japan on September 1, 2008, at 4:00 p.m. (JST) at the Imperial Hotel, Tokyo.

Sciele Conference Call Information
Sciele will host a conference call on Tuesday, September 2, 2008, beginning at 12:00 p.m. Eastern Time to discuss this announcement.  Analysts, investors, and other interested parties are invited to participate by visiting the Company's website, www.sciele.com, and entering the Investor Relations page.  A replay of the webcast will be available using the same link.

You may also dial in to listen to the conference call.  The dial-in numbers are (877) 675-4752 for U.S. domestic callers and (719) 325-4874 for callers outside the U.S. and Canada.  All callers should use passcode 2465327 to gain access to the conference call.  Please plan to dial-in or log on at least ten minutes prior to the designated start time so management can begin the call promptly.

About Shionogi & Co., Ltd.
Shionogi & Co., Ltd. is a major research-driven Japanese pharmaceutical manufacturer. The company’s primary businesses are research and development, manufacturing, marketing, and import and export sales of pharmaceuticals and diagnostics. Shionogi follows a basic policy of continually providing the superior medicines essential to people’s health. For more details, please visit www.shionogi.co.jp

About Sciele Pharma, Inc.
Sciele Pharma, Inc. is a pharmaceutical company specializing in sales, marketing and development of branded prescription products focused on the therapeutic areas of Cardiovascular, Diabetes, Women's Health and Pediatrics. The Company's Cardiovascular and Diabetes products treat patients with high cholesterol, hypertension, high triglycerides, unstable angina and Type 2 diabetes; its Women's Health products are designed to improve the health and well-being of women and mothers and their babies; and its Pediatrics products treat allergies, asthma, coughs and colds, and attention deficit and hyperactivity disorder (ADHD). The Company was founded in 1992 and is headquartered in Atlanta, Georgia. The Company employs more than 1,000 people. The Company's success is based on placing the needs of patients first, improving health and quality of life, and implementing its business platform – an Entrepreneurial Spirit, Innovation, Execution Excellence, Simplicity, and Teamwork.  For more information on Sciele, please visit www.sciele.com.

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Shionogi & Co., Ltd. to Acquire Sciele Pharma, Inc.

September 1, 2008

Additional Information
The tender offer for the outstanding common stock of Sciele referred to in this press release has not yet commenced. This press release is neither an offer to purchase nor a solicitation of an offer to sell any securities. The solicitation and the offer to buy shares of Sciele common stock will be made pursuant to an offer to purchase and related materials that Tall Bridge, Inc. intends to file with the U.S. Securities and Exchange Commission. At the time the tender offer is commenced, Tall Bridge, Inc. will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission, and thereafter Sciele will file a Solicitation/Recommendation Statement on Schedule 14D-9 with respect to the tender offer. THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION /RECOMMENDATION STATEMENT WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER. These materials will be sent free of charge to all stockholders of Sciele. In addition, all of these materials (and all other materials filed by Sciele with the U.S. Securities and Exchange Commission) will be available at no charge from the U.S. Securities and Exchange Commission through its website at http://www.sec.gov. Investors and security holders may also obtain free copies of the documents filed with the U.S. Securities and Exchange Commission by Sciele at http://www.sciele.com.

Safe Harbor Statement
This press release contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to materially differ from those described.  Although Sciele believes the expectations expressed in these statements are reasonable, it cannot promise that these expectations will turn out to be correct.  Actual results could be materially different from and worse than expectations.

This press release contains “forward-looking statements” that involve significant risks and uncertainties.  All statements other than statements of historical fact are statements that could be deemed forward-looking statements.  Investors and security holders are cautioned not to place undue reliance on these forward-looking statements. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties.  Risks and uncertainties that could cause results to differ form expectations include; uncertainties as to the timing of the tender offer and merger; uncertainties as to how many of the Sciele stockholders will tender their stock in the offer; the risk that competing offers will be made; the possibility that various closing conditions for the transaction may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; the effects of disruption from the transaction making it more difficult to maintain relationships with employees, licensees, other business partners or governmental entities; other business effects, including the effects of industry, economic or political conditions outside of Sciele or Shionogi’s control; transaction costs; actual or contingent liabilities; and other risks and uncertainties discussed in documents filed with the SEC.  Neither Shionogi nor Sciele undertakes any obligation to update any forward-looking statements as a result of new information, future developments or otherwise.

Contact:
Sciele Pharma, Inc.
Joseph T. Schepers, 678-341-1401
ir@sciele.com

Shionogi & Co., Ltd.
Corporate Communications Department,
toiawase@shionogi.co.jp

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